SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

METHES ENERGIES INTERNATIONAL LTD.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591517107
(CUSIP Number)

October 12, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  591517107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michelle Napjas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Canadian (Non-resident)
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 514,095
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 514,095
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 514,095
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.8%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). World Asset Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Belize
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 514,095
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 514,095
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 514,095
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.8%
12.	Type of Reporting Person (See Instructions) CO

ITEM 1:

(a)  Name of Issuer:

The name of the issuer is Methes Energies International Ltd. (the “Issuer”).

 (b)  Address of Issur’s Principal Executive Offices:

3651 Lindell Road, Suite D-272, Las Vegas, Nevada, 89103.

ITEM 2:

(a)  Name of Person Filing:

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)  promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended: World Asset Management Inc., a corporation incorporated under the laws of Belize (“WAM”), and Michelle Napjas, a Canadian non-resident citizen (together, the "Reporting Persons").

(b)  Address of Principal Business Office or, if None, Residence:

The address of the Reporting Persons’ principal office is Forum 1, Torre G, Piso 1, Escazu, Costa Rica.

(c)  Citizenship:

See response to Item 2(a) above.

(d)  Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

(e)  CUSIP Number:

591517107.

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

As of November 24, 2012, the Reporting Persons may be deemed to have beneficially owned: 514,095 shares of Common Stock.  Michelle Napjas exercises voting and dispositive power over the shares of Common Stock owned by WAM and as such, may be deemed to indirectly beneficially own the shares of Common Stock owned by WAM.  Ms. Napjas disclaims beneficial ownership of the shares of Common Stock directly owned by WAM except to the extent of her pecuniary interest therein.

(b)  Percent of class:

7.8%. The percentage used herein is rounded to the nearest tenth and based on 6,553,169 shares of Common Stock outstanding as of November 24, 2012, as reported in the Issuer’s Quarterly Report on Form 10Q filed on November 26, 2012.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	514,095 shares of Common Stock;
(ii)	Shared power to vote or to direct the vote	None;
(iii)	Sole power to dispose or to direct the disposition of	514,095; and
(iv)	Shared power to dispose or to direct the disposition of	None.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Michelle Napjas exercises voting and dispositive power over the shares of Common Stock owned by WAM and as such, may be deemed to indirectly beneficially own the shares of Common Stock owned by WAM.  Ms. Napjas disclaims beneficial ownership of the shares of Common Stock directly owned by WAM except to the extent of her pecuniary interest therein.

ITEM 7:  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:  CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

World Asset Management Inc.

Dated: January 10, 2013	By:	/s/ Michelle Napjas
Michelle Napjas
Director

/s/ Michelle Napjas
Michelle Napjas